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                                                                      EXHIBIT 12
                     Stradley, Ronon, Stevens & Young, LLP
                           2600 One Commerce Square
                       Philadelphia, Pennsylvania  19103



Direct dial:  (215) 564-8124

                                     DRAFT

                               February   , 1999

Board of Trustees
Frank Russell Investment Company
909 A Street
Tacoma, Washington  98402

          RE: AGREEMENT AND PLAN OF REORGANIZATION MADE AS OF NOVEMBER 20, 1998 BY FRANK RUSSELL INVESTMENT COMPANY, A MASSACHUSETTS BUSINESS TRUST (THE "TRUST ), ON BEHALF OF THE VOLATILITY CONSTRAINED BOND FUND (THE "ACQUIRED PORTFOLIO") OF THE TRUST, AND ON BEHALF OF THE FIXED INCOME II FUND (THE "ACQUIRING PORTFOLIO") OF THE TRUST

Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the reorganization of the Acquired Portfolio and the Acquiring Portfolio (the "Reorganization"). The Reorganization will involve the transfer of all the assets of the Acquired Portfolio to the Acquiring Portfolio, and the assumption of the liabilities of the Acquired Portfolio by the Acquiring Portfolio. In exchange for the foregoing, Class S shares of the Acquiring Portfolio will be distributed to shareholders of the Acquired Portfolio, following which the Acquired Portfolio will be dissolved.

     In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, made as of November 20, 1998, by and between the Acquired Portfolio and the Acquiring Portfolio (the "Agreement"),
(b) the Form N-14 Registration Statement and Proxy Statement provided to stockholders of the Acquired Portfolio in connection with the Special Meeting in Lieu of Annual Meeting of Stockholders of the Acquired Portfolio held November 20, 1998, (c) certain representations concerning the Reorganization made to us by the Acquired Portfolio and the Acquiring Portfolio in a letter dated as of November 20, 1998 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.
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     For purposes of this opinion, we have assumed that the Acquired Portfolio on the effective date of the Reorganization satisfies, and following the Reorganization, the Acquiring Portfolio will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letter, it is our opinion that:

     1. The Reorganization with respect to the Acquired Portfolio and the Acquiring Portfolio will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code and both the Acquired Portfolio and the Acquiring Portfolio will be a party to the reorganization within the meaning of
Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Acquired Portfolio upon the transfer of all of its assets to and assumption of the liabilities by the Acquiring Portfolio in exchange solely for Class S shares of the Acquiring Portfolio pursuant to Section 361(a) and Section 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to Section 1276 of the Code.

     3. No gain or loss will be recognized by the Acquiring Portfolio upon the receipt by it of all of the assets of the Acquired Portfolio in exchange solely for Class S shares of the Acquiring Portfolio pursuant to Section 1032(a) of the Code.

     4. The basis of the assets of the Acquired Portfolio received by the Acquiring Portfolio will be the same as the basis of such assets to the Acquired Portfolio immediately prior to the exchange pursuant to Section 362(b) of the Code.

     5. The holding period of the assets of the Acquired Portfolio received by the Acquiring Portfolio will include the period during which such assets were held by the Acquired Portfolio pursuant to Section 1223(2) of the Code.

     6. No gain or loss will be recognized by the shareholders of the Acquired Portfolio upon the exchange of their shares in the Acquired Portfolio for Class S shares of the Acquiring Portfolio (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

     7. The basis of the Class S shares in the Acquiring Portfolio received by the shareholders of the Acquired Portfolio (including fractional shares to which they may be
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entitled) will be the same as the basis of the shares of the Acquired Portfolio exchanged therefor pursuant to Section 358(a)(1) of the Code.

     8. The holding period of the Class S shares of the Acquiring Portfolio received by the shareholders of the Acquired Portfolio (including fractional shares to which they may be entitled) will include the holding period of the shares of the Acquired Portfolio surrendered in exchange therefor, provided that the shares of the Acquired Portfolio were held as a capital asset on the effective date of the Reorganization, pursuant to Section 1223(1) of the Code.

     9. The Acquiring Portfolio will succeed to and take into account as of the date of the proposed transfer the items of the Acquired Portfolio described in
Section 381(c) of the Code as provided in Section 1.381(b)-1(a)(2) of the Income Tax Regulations.

     Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this opinion.

     Our opinion is conditioned upon the performance by the Acquired Portfolio and the Acquiring Portfolio of their undertakings in the Representation Letter.

     This opinion is being rendered to the Acquired Portfolio and the Acquiring Portfolio and may be relied upon only by the Acquired Portfolio and the Acquiring Portfolio and the shareholders of each.

                                      Very truly yours,

                                      STRADLEY, RONON, STEVENS & YOUNG, LLP

                                           DRAFT

                                      William P. Zimmerman, a Partner